Exhibit 99.10

Aegean Marine Petroleum Network Inc.
Restructuring Term Sheet October [●], 2018

This non-binding indicative term sheet (the "Term Sheet")[1] sets forth the principal terms of a comprehensive restructuring (the "Restructuring") of the existing debt and other obligations of Aegean Marine Petroleum Network Inc. and certain of its direct and indirect subsidiaries (collectively, "Aegean" or the "Debtors").  The Restructuring will be consummated through a chapter 11 plan of reorganization as part of cases (the "Chapter 11 Cases") commenced by Aegean under title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), in accordance with the terms of the restructuring support agreement to which this Term Sheet is attached (the "RSA").  Capitalized terms used but not otherwise defined herein have the meaning given to such terms in the RSA.

THIS TERM SHEET DOES NOT CONSTITUTE (NOR SHALL IT BE CONSTRUED AS) AN OFFER WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OR REJECTIONS AS TO ANY PLAN, IT BEING UNDERSTOOD THAT SUCH A SOLICITATION, IF ANY, ONLY WILL BE MADE IN COMPLIANCE WITH APPLICABLE PROVISIONS OF SECURITIES, BANKRUPTCY AND/OR OTHER APPLICABLE LAWS.

THIS TERM SHEET IS A SETTLEMENT PROPOSAL IN FURTHERANCE OF SETTLEMENT DISCUSSIONS.  ACCORDINGLY, THIS TERM SHEET IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.  THIS TERM SHEET IS BEING PROVIDED ON A "PROFESSIONALS EYES ONLY" BASIS AND IS SUBJECT TO ALL EXISTING CONFIDENTIALITY AGREEMENTS.  THIS TERM SHEET IS SUBJECT TO ONGOING REVIEW AND APPROVAL BY ALL PARTIES, INCLUDING THE INDEPENDENT MEMBERS OF AEGEAN'S BOARD OF DIRECTORS, AND IS NOT BINDING, IS SUBJECT TO MATERIAL CHANGE, AND IS BEING DISTRIBUTED FOR DISCUSSION PURPOSES ONLY.

THE TRANSACTIONS DESCRIBED HEREIN WILL BE SUBJECT TO THE NEGOTIATION AND COMPLETION OF DEFINITIVE DOCUMENTS INCORPORATING THE TERMS SET FORTH HEREIN AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH AGREED DEFINITIVE DOCUMENTS.

1 Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the RSA.

Material Terms of the Restructuring
Term	Description
Overview of the Restructuring
This Term Sheet contemplates the Restructuring of Aegean.  The Restructuring will be consummated through a chapter 11 plan of reorganization (the "Plan," and the supplement thereto, the "Plan Supplement") to be confirmed by the Bankruptcy Court.  To effectuate the Restructuring, certain parties, including: (i) Aegean; (ii) Consenting Noteholders; (iii) DIP FILO Term Loan Lenders; and (iv) DIP 2L Lenders have entered into a Restructuring Support Agreement (the "RSA") consistent with the material terms set forth herein.

The Chapter 11 Cases will be financed by (i) a $[325] million asset-backed revolving loan credit facility (the "DIP ABL Facility") provided by Goldman Sachs Lending Partners LLC ("GSLP") or an affiliate and other institutions participating in the facility, (ii) a $175 million "first in last out" DIP FILO Term Loan provided by the DIP FILO Term Loan Lenders, and (iii) a $40 million DIP 2L Facility, provided by the DIP 2L Lenders consistent with the material terms set forth in the term sheet attached as Exhibit B to the RSA (the "DIP Term Sheet").

As reorganized pursuant to the Restructuring, Aegean shall be referred to as "Reorganized Aegean".

Treatment of Claims and Interests
Claim	Proposed Treatment
Administrative and Priority Claims
All such claims shall be paid in full in cash on the Effective Date, or in the ordinary course of business as and when due.  Administrative expense claims shall include the Restructuring Expenses (as defined below).

DIP ABL Claims
On the Effective Date, the DIP ABL Facility shall be refinanced or rolled into an exit facility on terms to be agreed upon, which refinancing or new exit facility shall be in form and substance reasonably acceptable to the Debtors, GSLP, and the Required Consenting Stakeholders.

DIP FILO Claims
On the Effective Date, (a) the DIP FILO Term Loan shall be refinanced or rolled into an exit facility on terms substantially similar to the DIP FILO Term Loan (including for the avoidance of doubt, paid-in-kind interest only), and which refinancing or new exit facility shall otherwise be in form and substance reasonably acceptable to the Debtors, GSLP, each of the DIP FILO Lenders, the Required DIP 2L Lenders, and the Required Consenting Noteholders, and (b) the holders of DIP FILO Term Loan Claims shall receive penny warrants convertible into [10]% of the new common stock of Reorganized Aegean (subject to dilution by the MIP, as defined below) (the "Warrants" and the agreement governing such Warrants, the "Warrant Agreement").

DIP 2L Claims
On the Effective Date, the DIP 2L Facility shall be rolled into new second lien notes, which shall be subsequently convertible into [55]% of the new common stock of Reorganized Aegean (subject to dilution by the MIP).  The terms of  new second liens notes and terms upon which the new second lien notes will convert into the new common stock of Reorganized Aegean shall be agreed upon by the Debtors and each of the DIP 2L Lenders and otherwise be reasonably acceptable to GSLP, the Required DIP FILO and Required Consenting Noteholders.

Secured Bank Claims against Aegean Subsidiaries	Holders of secured claims relating to the Debtors' vessel facilities and the Fujairah facility shall receive treatment acceptable to the Debtors and Required Consenting Stakeholders.
Other Secured Claims against AMPNI
Other secured claims shall receive either (i) payment in cash in full of the unpaid portion of their allowed Other Secured Claims, including any interest thereon required to be paid under section 506(b) of the Bankruptcy Code (or if payment is not then due, in accordance with the terms of such allowed Other Secured Claims), (ii) reinstatement pursuant to section 1124 of the Bankruptcy Code, (iii) the collateral securing such allowed Other Secured Claim, plus any interest thereon required to be paid under section 506(b) of the Bankruptcy Code, or (iv) such other recovery necessary to satisfy section 1129 of the Bankruptcy Code.

Secured Bank Claims against AMPNI	Unimpaired treatment.
General Unsecured Claims against AMPNI (including Notes Claims)
On the Effective Date, the holders of General Unsecured Claims shall receive their pro rata share of (a) [35]% of the new common stock of Reorganized Aegean (subject to dilution by the MIP); (b) Warrants for [7.5]% of the equity interests in Reorganized Aegean with a strike price equal to the equity value of $[275] million; and (c) [100]% of the beneficial interests of the Litigation Trust (defined below).

General Unsecured Claims against Aegean Subsidiaries	Paid in full in cash in the ordinary course or such other treatment rendering them unimpaired.
Intercompany Claims
Intercompany claims shall be adjusted, continued, or discharged to the extent determined appropriate by the Debtors, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld).

Intercompany Interests
Intercompany interests shall be reinstated for administrative convenience, or cancelled as determined by the Debtors, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld).

Section 510(b) Claims	On the Effective Date, the holders of allowed section 510(b) claims against Aegean, if any, shall be cancelled and holders of such claims shall receive no recovery.
Aegean Interests
On the Effective Date, all existing equity interests in Aegean (including common stock, preferred stock and any options, warrants, profit interest units, or rights to acquire any equity interests) shall be cancelled and holders of such interests shall receive no recovery.

Other Terms
Exit Financing	The terms and conditions of the exit financing contemplated herein shall be acceptable to the Debtors and the Required Consenting Stakeholders.
Litigation Trust
On the Effective Date, the Debtors shall transfer all claims and causes of action relating to the subject matter of the audit committee's investigation into certain accounting irregularities and the Hess litigation (collectively, the "Litigation Claims") to a litigation trust (the "Litigation Trust") that shall be governed by a trust agreement (the "Litigation Trust Agreement") in form and substance acceptable to the Required Consenting Noteholders.  The Debtors shall fund the Litigation Trust with $[5 million].   The trustee for the Litigation Trust shall be selected by the Required Consenting Noteholders

Executory Contracts and Unexpired Leases
Each executory contract and unexpired lease shall be assumed, assumed and assigned, or rejected, as determined by the Debtors, with the consent of the Required Consenting Stakeholders (such consent not to be unreasonably withheld).

Board of Directors
The size of the board of directors for Reorganized Aegean shall be determined by the Required Consenting Stakeholders and consist of the Debtors' chief executive officer and additional members determined selected by the Required Consenting Stakeholders in advance of the hearing to confirm the Plan.

New Corporate Governance Documents / Additional Governance Matters
The corporate governance documents and any other organizational documents for Reorganized Aegean shall be consistent with the RSA and this Term Sheet and shall be in form and substance acceptable to the Required Consenting Stakeholders and the Debtors.
Additional corporate governance terms, corporate form, stock exchange listing and SEC registration shall be determined by the Required Consenting Stakeholders.

Exemption from SEC Registration	The issuance of all securities in connection with the Plan shall be exempt from SEC registration to the fullest extent permitted by law.
Registration Rights Agreement
Consenting Stakeholders receiving Reorganized Aegean common stock [that may be deemed to be affiliates] shall be afforded customary registration rights pursuant to a registration rights agreement ("Registration Rights Agreement") in form and substance acceptable to the Required Consenting Stakeholders.

Management Incentive Plan	Up to [10]% of new common stock of Reorganized Aegean to be reserved for management as part of an incentive plan to be implemented on the Effective Date.
Avoidance Actions, Commercial Tort Claims
To the extent not subject to the releases of exculpations under the Plan or transferred to the Litigation Trust, avoidance actions arising under Chapter 5 of the Bankruptcy Code and commercial tort claims shall vest with Reorganized Aegean.

Restructuring Expenses
The Debtors shall pay all reasonable and documented fees and expenses of the Consenting Stakeholders in connection with the Restructuring, including the reasonable and documented fees and disbursements of Akin Gump Strauss Hauer & Feld LLP and PJT Partners LP, counsel and financial advisors, respectively, to the Consenting Stakeholders, and any other professionals retained by the Consenting Stakeholders in connection with the Restructuring, in each case in accordance with the terms of their applicable engagement letters (collectively, the "Restructuring Expenses").

Conditions Precedent to the Restructuring
The occurrence of the Effective Date shall be subject to the satisfaction of customary conditions precedent (each of which may not be waived without the consent of the Required Consenting Stakeholders) in form and substance to be agreed upon by Aegean and the Required Consenting Stakeholders, including, but not limited to the following:
• the RSA shall not have been terminated and shall remain in full force and effect;
• all Restructuring Documents, including, without limitation, the documentation referenced in Section [3] of the RSA, as applicable, shall be in form and substance reasonably acceptable to Aegean and the Required Consenting Stakeholders and consistent with the RSA and this Term Sheet;
• the new common stock of Reorganized Aegean shall have been issued and delivered in accordance with the terms set forth in this Term Sheet;
• all of the Restructuring Expenses shall have been paid in full in cash;
• any and all requisite governmental, regulatory, and third‑party approvals and consents, if any, shall have been obtained; and
• the Bankruptcy Court shall have entered:  (i) an order approving the DIP Financing on a final basis; (ii) an order approving the Disclosure Statement; and (iii) the Confirmation Order, in each case in form and substance consistent in all respects with the RSA and otherwise in form and substance reasonably acceptable to Aegean and the Required Consenting Stakeholders. and the Confirmation Order shall have become a final order that is not stayed,
• No court of competent jurisdiction or other competent governmental or regulatory authority shall have issued a final non-appealable order making it illegal or otherwise restricting, preventing or prohibiting the consummation of the Plan, the Restructuring or any of the Restructuring Documents contemplated thereby

Releases
The confirmed Plan shall include customary mutual releases and exculpations to the fullest extent permitted by applicable law by and among the Debtors, the Consenting Noteholders, GSLP, the DIP FILO Term Loan Lenders, the DIP 2L Lenders, the Aegean Notes Trustees, and the Debtors' current officers and directors and each of such preceding entities' directors, officers and affiliates; provided, however, the Plan shall not release any claims or causes of action to be transferred to the Litigation Trust.

Tax, Securities, Regulatory, and Corporate Matters
The terms of the Restructuring, issuance of new common equity, and other transactions contemplated herein shall be structured to preserve or otherwise maximize favorable tax attributes (including tax basis) of Aegean and its subsidiaries to the extent practicable and are otherwise subject to ongoing tax, securities, regulatory, and corporate diligence.

Fiduciary Out	Notwithstanding anything to the contrary herein, the terms of this Term Sheet shall be subject to the "fiduciary out" provisions set forth in the RSA.
Other Plan Terms	The Plan shall contain all other customary terms reasonably acceptable to Aegean and the Required Consenting Stakeholders.